STIFEL, NICOLAUS & COMPANY, INCORPORATED

Statement of Financial Condition

December 31, 2018

(With Report of Independent Registered Public Accounting Firm)

(This Statement of Financial Condition was filed pursuant to Rule 17a-5(e)(3) as a public document.)

STIFEL, NICOLAUS & COMPANY, INCORPORATED

Consolidated Statement of Financial Condition
As of December 31, 2018



Ernst & Young LLP
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New York, NY 10036-6530

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Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors of Stifel, Nicolaus & Company, Incorporated

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Stifel, Nicolaus & Company, Incorporated (the "Company") as of December 31, 2018 and the related notes (the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst + Young LLP

We have served as the Company's auditor since 2008.

February 28, 2019

1702-2202892

A member firm of Ernst & Young Global Limited

STIFEL, NICOLAUS & COMPANY, INCORPORATED

Consolidated Statement of Financial Condition
December 31, 2018

(in thousands, except share and per share amounts)

Assets		
Cash and cash equivalents	$	117,373
Cash segregated for regulatory purposes		132,814
Receivables:		
Brokerage clients, net		1,201,477
Brokers, dealers and clearing organizations		477,963
Securities purchased under agreements to resell		699,900
Financial instruments owned, at fair value		1,226,472
Investments, at fair value		29,098
Deferred tax assets, net		57,163
Loans and advances to financial advisors and other employees, net		109,151
Goodwill and intangible assets, net		330,024
Due from Parent and affiliates, net		14,029
Other assets		282,991
Total assets	**$**	**4,678,455**

Liabilities and stockholder's equity		
Short-term borrowings	$	56,000
Payables:		
Brokerage clients		837,388
Brokers, dealers and clearing organizations		479,731
Drafts		101,629
Securities sold under agreements to repurchase		535,394
Financial instruments sold, but not yet purchased, at fair value		918,581
Accrued compensation		260,497
Accounts payable and accrued expenses		107,395
Due to Parent and affiliates, net		126,484
		3,423,099
Liabilities subordinated to claims of general creditors		35,000
Stockholder's equity		
Common stock – par value $1; authorized 30,000 shares; outstanding 1,000 shares		1
Additional paid-in-capital		1,074,591
Retained earnings		145,764
		1,220,356
Total liabilities and stockholder's equity	**$**	**4,678,455**

See accompanying Notes to Consolidated Statement of Financial Condition.

NOTE 1 – Nature of Operations and Basis of Presentation

Nature of Operations

Stifel, Nicolaus & Company, Incorporated ("Stifel"), is principally engaged in brokerage, securities trading, investment banking, investment advisory, and related financial services throughout the United States. We provide securities brokerage services, including the sale of equities, mutual funds, fixed income products, insurance, and banking products to our clients. We are a wholly-owned subsidiary of Stifel Financial Corp. (the "Parent"). We are a registered broker-dealer and investment advisor under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), a member of the New York Stock Exchange, Inc. and the Financial Industry Regulatory Authority, Inc. ("FINRA"), and National Futures Association ("NFA"). Through our membership in the NFA, we are regulated by the Commodity Futures Trading Commission.

On March 19, 2018, Stifel acquired Ziegler Wealth Management ("Ziegler"), a privately held investment bank, capital markets and proprietary investments firm that had 55 private client advisors in five states that managed approximately $5 billion in client assets. Ziegler provides its clients with capital raising, strategic advisory services, equity and fixed income sales & trading and research. The acquisition was funded with cash from operations. See Note 6 for additional information on the Ziegler acquisition.

Basis of Presentation

The consolidated statement of financial condition includes Stifel and its wholly-owned subsidiaries. All material inter-company accounts and transactions have been eliminated. Unless otherwise indicated, the terms "we," "us," "our," or "our company" in this report refer to Stifel, Nicolaus & Company, Incorporated and its wholly-owned subsidiaries.

The accompanying consolidated statement of financial condition has been prepared in conformity with U.S. generally accepted accounting principles ("U.S. GAAP"), which require management to make certain estimates and assumptions that affect the reported amounts. We consider significant estimates, which are most susceptible to change and impacted significantly by judgments, assumptions, and estimates, to be: valuation of financial instruments; accrual for contingencies; fair value of goodwill and intangible assets; and income tax reserves. Actual results could differ from those estimates.

Consolidation Policies

The consolidated statement of financial condition includes the accounts of Stifel Nicolaus and its subsidiaries. We also have investments or interests in other entities for which we must evaluate whether to consolidate by determining whether we have a controlling financial interest or are considered to be the primary beneficiary. In determining whether to consolidate these entities, we evaluate whether the entity is a voting interest entity or a variable interest entity ("VIE"). When we do not have a controlling interest in an entity, but we exert significant influence over the entity, we apply the equity method of accounting.

Voting Interest Entity. Voting interest entities are entities that have (i) total equity investment at risk sufficient to fund expected future operations independently, and (ii) equity holders who have the obligation to absorb losses or receive residual returns and the right to make decisions about the entity's activities. We consolidate voting interest entities when we determine that there is a controlling financial interest, usually ownership of all, or a majority of, the voting interest.

Variable Interest Entity. VIEs are entities that lack one or more of the characteristics of a voting interest entity. We are required to consolidate certain VIEs in which we have the power to direct the activities of the entity and the obligation to absorb significant losses or receive significant benefits. In other cases, we consolidate VIEs when we are deemed to be the primary beneficiary. The primary beneficiary is defined as the entity that has a variable interest, or a combination of variable interests, that maintains control and receives benefits or will absorb losses that are not pro rata with its ownership interests.

The determination as to whether an entity is a VIE is based on the structure and nature of the entity. We also consider other characteristics, such as the ability to influence the decision-making relative to the entity's activities and how the entity is financed. With the exception of entities eligible for the deferral codified in Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2010-10, "Consolidation: Amendments for Certain Investment Funds," ("ASU 2010-10") (generally asset managers and investment companies), Accounting Standards Codification ("ASC") Topic 810 states that a controlling financial interest in an entity is present when an enterprise has a variable interest, or combination of variable interests, that have both the power to direct the activities of the entity that most significantly impact the entity's economic performance and the obligation to absorb losses of the entity or the rights to receive benefits from the entity that could potentially be significant to the entity.

Entities meeting the deferral provision defined by ASU 2010-10 are evaluated under the historical VIE guidance. Under the historical guidance, a controlling financial interest in an entity is present when an enterprise has a variable interest, or combination of variable interests, that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both. The enterprise with a controlling financial interest, known as the primary beneficiary, consolidates the VIE.

We determine whether we are the primary beneficiary of a VIE by first performing a qualitative analysis of the VIE's control structure, expected benefits and losses and expected residual returns. This analysis includes a review of, among other factors, the VIE's capital structure, contractual terms, which interests create or absorb benefits or losses, variability, related party relationships, and the design of the VIE. Where a qualitative analysis is not conclusive, we perform a quantitative analysis. We reassess our initial evaluation of an entity as a VIE and our initial determination of whether we are the primary beneficiary of a VIE upon the occurrence of certain reconsideration events. See Note 17 for additional information on VIEs.

NOTE 2 – Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash equivalents included money market mutual funds and highly liquid investments, other than those used for trading purposes, with original maturities of 90 days or less. Due to the short-term nature of these instruments, carrying value approximates their fair value.

Cash Segregated for Regulatory Purposes

We are subject to Rule 15c3-3 under the Exchange Act, which requires our company to maintain cash or qualified securities in a segregated reserve account for the exclusive benefit of its clients. In accordance with Rule 15c3-3, our company has portions of its cash segregated for the exclusive benefit of clients at December 31, 2018.

Brokerage Client Receivables, Net

Brokerage client receivables, primarily consisting of amounts due on cash and margin transactions collateralized by securities owned by clients, are charged interest at rates similar to other such loans made throughout the industry. The receivables are reported at their outstanding principal balance net of allowance for doubtful accounts. When a brokerage client receivable is considered to be impaired, the amount of the impairment is generally measured based on the fair value of the securities acting as collateral, which is measured based on current prices from independent sources such as listed market prices or broker-dealer price quotations. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected in the consolidated statement of financial condition.

Securities Borrowed and Securities Loaned

Securities borrowed require our company to deliver cash to the lender in exchange for securities and are included in receivables from brokers, dealers, and clearing organizations in the consolidated statement of financial condition. For securities loaned, we generally receive collateral in the form of cash in an amount in excess of the market value of securities loaned. Securities loaned are included in payables to brokers, dealers, and clearing organizations in the consolidated statement of financial condition. We monitor the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Substantially all of these transactions are executed under master netting agreements, which gives us right of offset in the event of counterparty default; however, such receivables and payables with the same counterparty are not set-off in the consolidated statement of financial condition. See Note 9 for additional information on financial assets and liabilities that are subject to offset.

Securities Purchased Under Agreements to Resell and Repurchase Agreements

Securities purchased under agreements to resell ("resale agreements") are collateralized financing transactions that are recorded at their contractual amounts plus accrued interest. We obtain control of collateral with a market value equal to or in excess of the principal amount loaned and accrued interest under resale agreements. These agreements are short-term in nature and are generally collateralized by U.S. government securities, U.S. government agency securities, and corporate bonds. We value collateral on a daily basis, with additional collateral obtained when necessary to minimize the risk associated with this activity.

Securities sold under agreements to repurchase ("repurchase agreements") are collateralized financing transactions that are recorded at their contractual amounts plus accrued interest. We make delivery of securities sold under agreements to repurchase and monitor the value of collateral on a daily basis. When necessary, we will deliver additional collateral.

Financial Instruments

We measure certain financial assets and liabilities at fair value on a recurring basis, including financial instruments owned, investments and financial instruments sold, but not yet purchased. Other than those separately discussed in the notes to the consolidated financial statements, the remaining financial instruments are generally short-term in nature and their carrying values approximate fair value.

Fair Value Hierarchy

The fair value of a financial instrument is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. "the exit price") in an orderly transaction between market participants at the measurement date. We have categorized our financial instruments measured at fair value into a three-level classification in accordance with ASC Topic 820, "*Fair Value Measurement*" which established a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from independent sources. Unobservable inputs reflect our assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the transparency of inputs as follows:

Level 1 – Quoted prices (unadjusted) are available in active markets for identical assets or liabilities as of the measurement date. A quoted price for an identical asset or liability in an active market provides the most reliable fair value measurement because it is directly observable to the market.

Level 2 – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the measurement date. The nature of these financial instruments include instruments for which quoted prices are available but traded less frequently, derivative instruments whose fair value have been derived using a model where inputs to the model are directly observable in the market, or can be derived principally from or corroborated by observable market data, and instruments that are fair valued using other financial instruments, the parameters of which can be directly observed.

Level 3 – Instruments that have little to no pricing observability as of the measurement date. These financial instruments do not have two-way markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

Valuation of Financial Instruments

When available, we use observable market prices, observable market parameters, or broker or dealer prices (bid and ask prices) to derive the fair value of financial instruments. In the case of financial instruments transacted on recognized exchanges, the observable market prices represent quotations for completed transactions from the exchange on which the financial instrument is principally traded.

Notes to Consolidated Statement of Financial Condition
December 31, 2018

A substantial percentage of the fair value of our financial instruments are based on observable market prices, observable market parameters, or derived from broker or dealer prices. The availability of observable market prices and pricing parameters can vary from product to product. Where available, observable market prices and pricing or market parameters in a product may be used to derive a price without requiring significant judgment. In certain markets, observable market prices or market parameters are not available for all products, and fair value is determined using techniques appropriate for each particular product. These techniques involve some degree of judgment.

For investments in illiquid or privately held securities that do not have readily determinable fair values, the determination of fair value requires us to estimate the value of the securities using the best information available. Among the factors we consider in determining the fair value of investments are the cost of the investment, terms and liquidity, developments since the acquisition of the investment, the sales price of recently issued securities, the financial condition and operating results of the issuer, earnings trends and consistency of operating cash flows, the long-term business potential of the issuer, the quoted market price of securities with similar quality and yield that are publicly traded, and other factors generally pertinent to the valuation of investments. In instances where a security is subject to transfer restrictions, the value of the security is based primarily on the quoted price of a similar security without restriction but may be reduced by an amount estimated to reflect such restrictions. The fair value of these investments is subject to a high degree of volatility and may be susceptible to significant fluctuation in the near term and the differences could be material.

The degree of judgment used in measuring the fair value of financial instruments generally correlates to the level of pricing observability. Pricing observability is impacted by a number of factors, including the type of financial instrument, whether the financial instrument is new to the market and not yet established, and the characteristics specific to the transaction. Financial instruments with readily available active quoted prices for which fair value can be measured from actively quoted prices generally will have a higher degree of pricing observability and a lesser degree of judgment used in measuring fair value. Conversely, financial instruments rarely traded or not quoted will generally have less, or no, pricing observability and a higher degree of judgment used in measuring fair value. See Note 4 for additional information on how we value our financial instruments.

Investments

The fair value of marketable investments is generally based on either quoted market or dealer prices. The fair value of non-marketable securities is based on management's estimate using the best information available, which generally consists of quoted market prices for similar securities and internally developed discounted cash flow models.

Investments in the consolidated statement of financial condition contain investments in securities that are marketable and securities that are not readily marketable. These investments are not included in our inventory and represent the acquiring and disposing of debt or equity instruments for our benefit and not for resale to our customers.

Goodwill and Intangible Assets, Net

Goodwill represents the cost of acquired businesses in excess of the fair value of the related net assets acquired. We test goodwill for impairment on an annual basis and on an interim basis when certain events or circumstances exist. For both the annual and interim tests, we have the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of our company is less than its carrying amount. If after assessing the totality of events or circumstances, we determine it is more likely than not that the fair value of our company is greater than its carrying amount, then performing the two-step impairment test is not required. However, if we conclude otherwise, we are then required to perform the first step of the two-step impairment test. Goodwill impairment is determined by comparing the estimated fair value of our company with its respective carrying value. If the estimated fair value exceeds the carrying value, goodwill is not deemed to be impaired. If the estimated fair value is below carrying value, however, further analysis is required to determine the amount of the impairment. Additionally, if the carrying value is zero or a negative value and it is determined that it is more likely than not the goodwill is impaired, further analysis is required. The estimated fair value of our company is derived based on valuation techniques we believe market participants would use. We have performed impairment testing on December 31, 2018 with no impairment charges resulting from the annual impairment test.

Identifiable intangible assets, which are amortized over their estimated useful lives, are tested for potential impairment whenever events or changes in circumstances suggest that the carrying value of an asset or asset group may not be fully recoverable. See Note 6 for further discussion.

Loans and Advances to Financial Advisors and Other Employees, Net

We offer transition pay, principally in the form of upfront loans, to financial advisors and certain key revenue producers as part of our company's overall growth strategy. These loans are generally forgiven over a five to ten-year period if the individual satisfies certain conditions, usually based on continued employment and certain performance standards. We monitor and compare individual financial advisor production to each loan issued to ensure future recoverability. If the individual leaves before the term of the loan expires or fails to meet certain performance standards, the individual is required to repay the balance. In determining the allowance for doubtful receivables from former employees, management considers the facts and circumstances surrounding each receivable, including the amount of the unforgiven balance, the reasons for the terminated employment relationship, and the former employees' overall financial situation.

Legal Loss Allowances

We have established reserves for potential losses that are probable and reasonably estimable that may result from pending and potential legal actions, investigations, and regulatory proceedings. In many cases, however, it is inherently difficult to determine whether any loss is probable or even possible or to estimate the amount or range of any potential loss, particularly where proceedings may be in relatively early stages or where plaintiffs are seeking substantial or indeterminate damages. Matters frequently need to be more developed before a loss or range of loss can reasonably be estimated. We have, after consultation with outside legal counsel and consideration of facts currently known by management, recorded estimated losses to the extent we believe certain claims are probable of loss and the amount of the loss can be reasonably estimated. These reserves are included in accounts payable and accrued expenses in the consolidated statement of financial condition.

This determination is inherently subjective, as it requires estimates that are subject to potentially significant revision as more information becomes available and due to subsequent events. Factors considered by management in estimating our liability is the loss and damages sought by the claimant/plaintiff, the merits of the claim, the amount of loss in the client's account, the possibility of wrongdoing on the part of the employee of our company, the total cost of defending the litigation, the likelihood of a successful defense against the claim, and the potential for fines and penalties from regulatory agencies. Results of litigation and arbitration are inherently uncertain, and management's assessment of risk associated therewith is subject to change as the proceedings evolve.

Leases

We lease office space and equipment under operating leases. The lease term commences on the earlier of the date when we become legally obligated for the rent payments or the date on which we take possession of the property. For tenant improvement allowances and rent holidays, we record a deferred rent liability in accounts payable and accrued expenses in the consolidated statement of financial condition and amortize the deferred rent over the lease term.

Stock-Based Compensation

We participate in an incentive stock award plan sponsored by the Parent that provides for the granting of stock options, stock appreciation rights, restricted stock, performance awards, stock units, and debentures to our employees. See Note 13 for a further discussion of stock-based compensation plans.

Income Taxes

We are included in the consolidated federal and certain state income tax returns filed by the Parent. Our portion of the consolidated current income tax liability, computed on a separate return basis pursuant to a tax sharing agreement and our stand-alone tax liability or receivable are included in the consolidated statement of financial condition.

We generally compute income taxes using the asset and liability method, under which deferred income taxes are provided for the temporary differences between the financial statement carrying amounts and the tax basis of our company's assets and liabilities. We establish a valuation allowance for deferred tax assets if it is more likely than not that these items will either expire before we are able to realize their benefits, or that future deductibility is uncertain.

We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated statement of financial condition from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. See Note 16 for further information regarding income taxes.

Recently Issued Accounting Guidance

Fair Value Measurement

In August 2018, the FASB issued ASU No. 2018-13, Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement. The objective of this guidance is to improve the effectiveness of disclosure requirements on fair value measurement by eliminating certain disclosure requirements for fair value measurements for all entities, requiring public entities to disclose certain new information and modifying some disclosure requirements. The accounting update is effective for the fiscal year beginning after December 15, 2019 (January 1, 2020 for our company) and early adoption is permitted. The adoption is not expected to have a material impact on our consolidated statement of financial condition.

Goodwill Impairment Testing

In January 2017, the FASB issued ASU 2017-04, "Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment," which simplifies the subsequent measurement of goodwill and eliminates Step 2 from the goodwill impairment test. Under the accounting update, the annual, or interim, goodwill impairment test is performed by comparing the fair value of a reporting unit with its carrying amount, and an impairment charge should be recognized for the amount by which the carrying amount exceeds the reporting unit's fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit.

The accounting update is effective for annual or any interim impairment tests in fiscal years beginning after December 15, 2019 (January 1, 2020 for our company) and early adoption is permitted. We are currently evaluating the impact of the accounting update, but the adoption is not expected to have a material impact on our consolidated financial statements.

Leases

In February 2016, the FASB issued ASU 2016-02, "Leases" ("2016-02") that requires for leases longer than one year, a lessee recognize in the statements of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. The accounting update also requires that for finance leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right-of-use asset in the statements of earnings, while for operating leases, such amounts should be recognized as a combined expense. In addition, this accounting update requires expanded disclosures about the nature and terms of lease agreements.

We will adopt ASU 2016-02 utilizing the optional transition approach allowed under ASU 2018-11, "Leases (Topic 842): Targeted Improvements" and applying the package of practical expedients beginning January 1, 2019. This option allows entities to initially apply the new leases standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption.

Upon adoption, we expect to record operating lease right-of-use assets in the range of approximately $550.0 million to $650.0 million, representing the present value of future lease payments under operating leases with terms of greater than twelve months, with corresponding operating lease liabilities. These amounts are impacted by certain assumptions around lease renewals and the discount rate used to discount the future lease obligations. We expect to recognize a cumulative-effect adjustment of between $4.5 million and $5.5 million to retained earnings on January 1, 2019.

NOTE 3 – Receivables From and Payables to Brokers, Dealers and Clearing Organizations

Amounts receivable from brokers, dealers and clearing organizations at December 31, 2018, included *(in thousands)*:

Receivable from clearing organizations	$	291,953
Deposits paid for securities borrowed		100,508
Securities failed to deliver		85,502
	$	477,963

Amounts payable to brokers, dealers and clearing organizations at December 31, 2018, included *(in thousands)*:

Deposits received from securities loaned	$	392,163
Payable to affiliated broker-dealers		53,650
Securities failed to receive		27,975
Payable to clearing organizations		5,943
	$	479,731

Deposits paid for securities borrowed approximate the market value of the securities. Securities failed to deliver and receive represent the contract value of securities that have not been delivered or received on settlement date.

NOTE 4 – Financial Instruments

We measure certain financial assets and liabilities at fair value on a recurring basis, including financial instruments owned, investments and financial instruments sold, but not yet purchased.

We utilize third-party pricing services to value certain Level 1 and Level 2 financial instruments. We review the methodologies and assumptions used by the third-party pricing services and evaluate the values provided, principally by comparison with other available market quotes for similar instruments and/or analysis based on internal models using available third-party market data. We may occasionally adjust certain values provided by the third-party pricing service when we believe, as the result of our review, that the adjusted price most appropriately reflects the fair value of the particular security.

Following are descriptions of the valuation methodologies and key inputs used to measure financial assets and liabilities recorded at fair value. The descriptions include an indication of the level of the fair value hierarchy in which the assets or liabilities are classified.

Financial Instruments Owned

When available, the fair value of financial instruments are based on quoted prices (unadjusted) in active markets and reported in Level 1. Level 1 financial instruments include highly liquid instruments with quoted prices (unadjusted), such as equity securities listed in active markets, fixed income securities, and U.S. government securities.

If quoted prices are not available for identical instruments, fair values are obtained from pricing services, broker quotes, or other model-based valuation techniques with observable inputs such as the present value of estimated cash flows and reported as Level 2. The nature of these financial instruments include instruments for which quoted prices are available but traded less frequently, instruments whose fair value have been derived using a model where inputs to the model are directly observable in the market, or can be derived principally from or corroborated by observable market data, and instruments that are fair valued using other financial instruments, the parameters of which can be directly observed. Level 2 financial instruments include U.S. government agency securities, mortgage-backed securities, securities infrequently traded, including corporate fixed income securities, sovereign debt, and equity securities, state and municipal securities, and asset-backed securities, which primarily includes collateralized loan obligations.

Level 3 financial instruments have little to no pricing observability as of the report date. These financial instruments do not have active two-way markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation. We have identified Level 3 financial instruments to include certain asset-backed and non-agency mortgage-backed securities. Level 3 financial instruments have little to no pricing observability as of the report date. We value these financial instruments, where there was less frequent or nominal market activity or when we were able to obtain only a single broker quote, using prices from comparable securities.

Investments

Investments carried at fair value primarily include auction-rate securities ("ARS") and corporate equity securities. Corporate equity securities that are valued based on quoted prices in active markets are reported in Level 1. ARS are valued based upon our expectations of issuer redemptions and using internal discounted cash flow models that utilize unobservable inputs. ARS are reported as Level 3 assets.

Investments in Funds That Are Measured at Net Asset Value Per Share

Investments at fair value include investments in funds, including certain money market funds that are measured at net asset value ("NAV"). We use NAV to measure the fair value of its fund investments when (i) the fund investment does not have a readily determinable fair value and (ii) the NAV of the investment fund is calculated in a manner consistent with the measurement principles of investment company accounting, including measurement of the underlying investments at fair value.

Our company's investments in funds measured at NAV include mutual funds and partnership interests. The general and limited partnership interests in investment partnerships were primarily valued based upon NAVs received from third-party fund managers. The various partnerships are investment companies, which record their underlying investments at fair value based on fair value policies established by management of the underlying fund. Fair value policies at the underlying fund generally require the funds to utilize pricing/valuation information, including independent appraisals, from third-party sources. However, in some instances, current valuation information for illiquid securities or securities in markets that are not active may not be available from any third-party source or fund management may conclude that the valuations that are available from third-party sources are not reliable. In these instances, fund management may perform model-based analytical valuations that may be used as an input to value these investments.

The table below presents the fair value of our investments in, and unfunded commitments to, funds that are measured at NAV at December 31, 2018 *(in thousands)*:

	Fair value of investments	Unfunded commitments
Mutual funds	$ 9,121	$ —
Partnership interests	940	95
Total	$ 10,061	$ 95

Financial Instruments Sold, But Not Yet Purchased

Financial instruments sold but not purchased are recorded based on quoted prices in active markets and other observable market data include highly liquid instruments with quoted prices such as U.S. government securities, equity and fixed income securities listed in active markets, which are reported as Level 1.

If quoted prices are not available, fair values are obtained from pricing services, broker quotes, or other model-based valuation techniques with observable inputs such as the present value of estimated cash flows and reported as Level 2. The nature of these financial instruments include instruments for which quoted prices are available but traded less frequently, instruments whose fair value have been derived using a model where inputs to the model are directly observable in the market, or can be derived principally from or corroborated by observable market data, and instruments that are fair valued using other financial instruments, the parameters of which can be directly observed. Level 2 financial instruments include U.S. government agency securities, mortgage-backed securities not actively traded, corporate securities, including fixed income securities and equity securities, and sovereign debt.

The following table summarizes the valuation of our financial instruments by pricing observability levels as of December 31, 2018 *(in thousands)*:

	Total	Level 1	Level 2	Level 3
Assets:				
Financial instruments owned:				
U.S. government securities	$ 42,121	$ 42,121	$ —	$ —
U.S. government agency securities	72,532	—	72,532	—
Mortgage-backed securities:				
Agency	564,111	—	564,111	—
Non-agency	25,727	—	25,726	1
Asset-backed securities	25,905	—	25,730	175
Corporate securities:				
Fixed income securities	302,210	1,100	301,110	—
Equity securities	25,181	24,395	786	—
Sovereign debt	14,063	—	14,063	—
State and municipal securities	154,622	—	154,622	—
Total financial instruments owned	1,226,472	67,616	1,158,680	176
Investments:				
Corporate equity securities	1,701	1,701	—	—
Auction rate securities:				
Equity securities	16,632	—	—	16,632
Municipal securities	704	—	—	704
Investments measured at NAV	10,061			
Total investments	29,098	1,701	—	17,336
	$ 1,255,570	$ 69,317	$ 1,158,680	$ 17,512
Liabilities:				
Financial instruments sold, but not yet purchased:				
U.S. government securities	$ 534,817	$ 534,817	$ —	$ —
U.S. government agency securities	32,755	—	32,755	—
Mortgage-backed securities:				
Agency	123,456	—	123,456	—
Corporate securities:				
Fixed income securities	208,725	1,289	207,436	—
Equity securities	7,392	6,673	719	—
Sovereign debt	11,429	—	11,429	—
State and municipal securities	7	—	7	—
Total financial instruments sold, but not yet purchased	$ 918,581	$ 542,779	$ 375,802	$ —

The following table summarizes the changes in fair value carrying values associated with Level 3 financial instruments during the year ended December 31, 2018 *(in thousands)*:

| | Financial Instruments Owned | | | Investments | |
	Mortgage-backed securities – Non-agency	Asset-Backed Securities	Equity Securities	Auction-Rate Securities – Equity	Auction-Rate Securities – Municipal
Balance at January 1, 2018	$ 1	$ 357	$ 253	$ 34,789	$ 846
Unrealized gains/(losses)	—	(164)	(130)	1,193	8
Realized gains	—	—	21	—	—
Sales	—	—	(144)	—	—
Redemptions	—	(18)	—	(19,350)	(150)
Net change	—	(182)	(253)	(18,157)	(142)
Balance at December 31, 2018	$ 1	$ 175	$ —	$ 16,632	$ 704

The results included in the table above are only a component of the overall investment strategies of our company. The table above does not present Level 1 or Level 2 valued assets or liabilities. The changes to our company's Level 3 classified instruments during the year ended December 31, 2018 were principally a result of the redemption of ARS.

The following table summarizes quantitative information related to the significant unobservable inputs utilized in our company's Level 3 recurring fair value measurements as of December 31, 2018.

	Valuation technique	Unobservable input	Range	Weighted Average
Investments:				
Auction rate securities:				
Equity securities	Discounted cash flow	Discount rate	0.0% to 5.6%	3.2%
		Workout period	2-3 years	2.4 years
Municipal securities	Discounted cash flow	Discount rate	0.7% to 8.3%	2.8%
		Workout period	1-4 years	2.0 years

The fair value of certain Level 3 assets was determined using various methodologies as appropriate, including third-party pricing vendors and broker quotes. These inputs are evaluated for reasonableness through various procedures, including due diligence reviews of third-party pricing vendors, variance analyses, consideration of current market environment and other analytical procedures.

The fair value for our auction-rate securities was determined using an income approach based on an internally developed discounted cash flow model. The discounted cash flow model utilizes two significant unobservable inputs: discount rate and workout period. The discount rate was calculated using credit spreads of the underlying collateral or similar securities. The workout period was based on an assessment of publicly available information on efforts to re-establish functioning markets for these securities and our company's own redemption experience. Significant increases in any of these inputs in isolation would result in a significantly lower fair value. On an on-going basis, management verifies the fair value by reviewing the appropriateness of the discounted cash flow model and its significant inputs.

Transfers Within the Fair Value Hierarchy

We assess our financial instruments on a quarterly basis to determine the appropriate classification within the fair value hierarchy. Transfers between fair value classifications occur when there are changes in pricing observability levels. Transfers of financial instruments among the levels are deemed to occur at the beginning of the reporting period. There were $0.9 million of transfers of financial assets from Level 2 to Level 1 during the year ended December 31, 2018 primarily related to corporate fixed income securities for which market trades were observed that provided transparency into the valuation of these assets. There were $0.8 million of transfers of financial assets from Level 1 to Level 2 during the year ended December 31, 2018 primarily related to corporate fixed income securities for which there were low volumes of recent trade activity observed. There were no transfers of financial assets into or out of Level 3 during the year ended December 31, 2018.

Financial Instruments Not Measured at Fair Value

There are certain financial instruments included in our consolidated statement of financial condition that are not measured at fair value on a recurring basis, but nevertheless are recorded at amounts that approximate fair value due to their liquid or short-term nature. These financial assets and liabilities include: cash and cash equivalents, cash segregated for regulatory purposes, receivables from brokerage clients, receivables from brokers, dealers and clearing organizations, payables from brokerage clients, payables from brokers, and dealers and clearing organizations, which are classified as Level 1, and securities purchased under agreements to resell and securities sold under agreements to repurchase, which are classified as Level 1 and Level 2.

Short-term borrowings

The carrying amount of short-term borrowings approximates fair value due to the relative short-term nature of such borrowings, some of which are day-to-day. Short-term borrowings are classified as a Level 1 financial instrument.

Liabilities Subordinated to Claims of General Creditors

The fair value of subordinated debt was measured using the interest rates commensurate with borrowings of similar terms. At December 31, 2018, the carrying value and fair value of the subordinated debt is $35.0 million and $14.4 million, respectively. The subordinated debt is classified as a Level 3 financial instrument. See Note 8 to the consolidated financial statements for further discussion of the subordinated debt.

NOTE 5 – Financial Instruments Owned and Financial Instruments Sold, But Not Yet Purchased

The components of financial instruments owned and financial instruments sold, but not yet purchased at December 31, 2018 are as follows *(in thousands)*:

Financial instruments owned:		
U.S. government securities	$	42,121
U.S. government agency securities		72,532
Mortgage-backed securities:		
Agency		564,111
Non-agency		25,727
Asset-backed securities		25,905
Corporate securities:		
Fixed income securities		302,210
Equity securities		25,181
Sovereign debt		14,063
State and municipal securities		154,622
	$	1,226,472
Financial instruments sold, but not yet purchased:		
U.S. government securities	$	534,817
U.S. government agency securities		32,755
Mortgage-backed securities:		
Agency		123,456
Corporate securities:		
Fixed income securities		208,725
Equity securities		7,392
Sovereign debt		11,429
State and municipal securities		7
	$	918,581

At December 31, 2018, financial instruments owned in the amount of $669.0 million were pledged as collateral (on a settlement-date basis) for our repurchase agreements and short-term borrowings. Our financial instruments owned are presented on a trade-date basis in the consolidated statement of financial condition.

Financial instruments sold, but not yet purchased represent obligations of our company to deliver the specified security at the contracted price, thereby creating a liability to purchase the security in the market at prevailing prices in future periods. We are obligated to acquire the securities sold short at prevailing market prices in future periods, which may exceed the amount reflected in the consolidated statement of financial condition.

NOTE 6 – Goodwill and Intangible Assets

The carrying amount of goodwill is presented in the following table *(in thousands)*:

Balance at January 1, 2018	$	292,540
Additions		19,045
Balance at December 31, 2018	$	311,585

The carrying amount of intangible assets is presented in the following table *(in thousands)*:

Balance at January 1, 2018	$	11,710
Additions		9,517
Amortization of intangible assets		(2,788)
Balance at December 31, 2018	$	18,439

On March 19, 2018, we completed the acquisition of Ziegler. The acquisition was accounted for under the acquisition method of accounting in accordance with ASC 805, "Business Combinations." Accordingly, goodwill was measured as the excess of the acquisition-date fair value of the consideration transferred over the amount of acquisition-date identifiable assets acquired net of assumed liabilities. We recorded $19.0 million of goodwill in the consolidated statement of financial condition. Identifiable intangible assets purchased by our company consisted of customer relationships and non-compete agreements with an acquisition-date fair value of $9.5 million. See Note 1 in the notes to our consolidated financial statements for additional information regarding the acquisition of Ziegler.

Goodwill represents the value expected from the synergies created through the operational enhancement benefits that will result from the integration of the Ziegler business and of the hired financial advisors and the conversion of the customer accounts to our platform. Goodwill is expected to be deductible for federal income tax purposes.

Amortizable intangible assets consist of acquired customer relationships and trade name that are amortized to expense over their contractual or determined useful lives. Intangible assets subject to amortization as of December 31, 2018 were as follows *(in thousands)*:

	Gross carrying value		Accumulated Amortization		Net	
Customer relationships	$	39,893	$	25,251	$	14,642
Trade name		8,780		4,983		3,797
	$	48,673	$	30,234	$	18,439

The weighted-average remaining lives of the following intangible assets at December 31, 2018 are: customer relationships 7.7 years; and trade name 6.2 years.

NOTE 7 – Short-Term Borrowings

Our short-term financing is generally obtained through short-term bank line financing on an uncommitted, secured basis, securities lending arrangements and repurchase agreements. We borrow from various banks on a demand basis with company-owned and, to a lesser extent, customer securities pledged as collateral. The value of customer-owned securities used as collateral is not reflected in the consolidated statement of financial condition.

Our uncommitted secured lines of credit at December 31, 2018, totaled $1.0 billion with six unaffiliated banks and are dependent on having appropriate collateral, as determined by the bank agreements, to secure an advance under the line. The availability of our uncommitted lines is subject to approval by the individual banks each time an advance is requested and may be denied. Our peak daily borrowing on our uncommitted secured lines was $391.0 million during the year ended December 31, 2018. There are no compensating balance requirements under these arrangements. Any borrowings on secured lines of credit are generally utilized to finance certain fixed income securities. At December 31, 2018, our outstanding uncommitted secured lines of credit of $56.0 million were collateralized by company-owned securities valued at $63.0 million.

We have a committed, secured Credit Agreement, as amended, (the "Agreement") with Stifel Bank and Trust ("SB&T"), a wholly-owned subsidiary of the Parent. Under the terms of the Agreement, SB&T provides our company with a $130.0 million revolving credit facility. The credit facility expires in July 2019. The borrowings are collateralized by company-owned securities and receivables. The applicable interest rate under the revolving credit facility is calculated as a per annum rate equal to the Eurocurrency Rate plus 1.50%. See Note 15 for further discussion of our related party transactions. At December 31, 2018, we had no advances on our revolving credit facility and were in compliance with all covenants.

In June 2018, we entered into a 364-day Credit Agreement with a maturity date of June 2019 in which the lenders are a number of financial institutions. The committed unsecured borrowing facility provides for maximum borrowings of up to $250.0 million at variable rates of interest. At December 31, 2018, we had no advances on our credit facility and were in compliance with all covenants.

NOTE 8 – Liabilities Subordinated to Claims of General Creditors

In September 2010, FINRA approved our amended $35.0 million subordinated loan agreement with the Parent and its inclusion in our net capital computation. The loan is callable on September 30, 2035 and bears interest at a floating rate equal to three-month LIBOR plus 1.70% per annum. At December 31, 2018, the fair value of the liabilities subordinated to claims of general creditors using interest rates commensurate with borrowings of similar terms was $14.4 million.

NOTE 9 – Disclosures About Offsetting Assets and Liabilities

The following table provides information about financial assets that are subject to offset as of December 31, 2018 (*in thousands*):

	Gross amounts of recognized assets	Gross amounts offset in the Statement of Financial Condition	Net amounts presented in the Statement of Financial Condition	Gross amounts not offset in the Statement of Financial Condition		Net amount
				Amounts available for offset	Available collateral	
Securities borrowing [1]	$ 100,508	$ —	$ 100,508	$ (57,328)	$ (39,922)	$ 3,258
Resale agreements [2]	699,900	—	699,900	(365,822)	(329,740)	4,338
	$ 800,408	$ —	$ 800,408	$ (423,150)	$ (369,662)	$ 7,596

[1] Securities borrowing transactions are included in receivables from brokers, dealers, and clearing organizations in the consolidated statement of financial condition. See Note 3 in the notes to our consolidated financial statements for additional information on receivables from brokers, dealers, and clearing organizations.

[2] Collateral received includes securities received by our company from the counterparty. These securities are not included in the consolidated statement of financial condition unless there is an event of default. The fair value of securities pledged as collateral was $695.6 million at December 31, 2018.

The following table provides information about financial liabilities that are subject to offset as of December 31, 2018 (*in thousands*):

	Gross amounts of recognized assets	Gross amounts offset in the Statement of Financial Condition	Net amounts presented in the Statement of Financial Condition	Gross amounts not offset in the Statement of Financial Condition		Net amount
				Amounts available for offset	Available collateral	
Securities lending [3]	$ (392,163)	$ —	$ (392,163)	$ 57,328	$ 325,110	$ (9,725)
Repurchase agreements [4]	(535,394)	—	(535,394)	365,822	169,572	—
	$ (927,557)	$ —	$ (927,557)	$ 423,150	$ 494,682	$ (9,725)

[3] Securities lending transactions are included in payables to brokers, dealers, and clearing organizations in the consolidated statement of financial condition. See Note 3 in the notes to our consolidated financial statements for additional information on payables to brokers, dealers, and clearing organizations.

[4] Collateral pledged includes the fair value of securities pledged by our company to the counter party. These securities are included in the consolidated statements of financial condition unless we default. Collateral pledged by our company to the counter party includes U.S. government agency securities, U.S. government securities, and corporate fixed income securities with market values of $558.6 million.

For financial statement purposes, we do not offset our repurchase agreements or securities borrowing or securities lending transactions because the conditions for netting as specified by U.S. GAAP are not met. Our repurchase agreements, securities borrowing and securities lending transactions are transacted under master agreements that are widely used by counterparties and that may allow for net settlements of payments in the normal course as well as offsetting of all contracts with a given counterparty in the event of bankruptcy or default of one of the two parties to the transaction. Although not offset in the consolidated statement of financial condition, these transactions are included in the preceding table.

NOTE 10 – Commitments, Guarantees and Contingencies

Broker-Dealer Commitments and Guarantees

In the normal course of business, we enter into underwriting commitments. Settlement of transactions relating to such underwriting commitments, which were open at December 31, 2018, had no material effect on the consolidated financial statements.

We provide guarantees to securities clearinghouses and exchanges under the standard membership agreements, which requires members to guarantee the performance of other members. Under the agreement, if another member becomes unable to satisfy its obligations to the clearinghouses, other members would be required to meet shortfalls. Our company's liability under these agreements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the potential requirement for our company to make payments under these arrangements is considered remote. Accordingly, no liability has been recognized for these arrangements.

To hedge the interest rate risk, we enter into To-Be-Announced ("TBA") securities to be delivered at settlement dates in the future. The TBA securities are recorded at fair value and included in agency mortgage-backed securities in the financial instruments valuation table included in Note 4 to the consolidated financial statements. The fair value of the TBA securities sold, not yet purchased at December 31, 2018 was $123.5 million.

Concentration of Credit Risk

We provide investment, capital-raising and related services to a diverse group of domestic customers, including governments, corporations, and institutional and individual investors. Our company's exposure to credit risk associated with the non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes. This exposure is measured on an individual customer basis and on a group basis for customers that share similar attributes. To reduce the potential for risk concentrations, counterparty credit limits have been implemented for certain products and are continually monitored in light of changing customer and market conditions. As of December 31, 2018, we did not have significant concentrations of credit risk with any one customer or counterparty, or any group of customers or counterparties.

At December 31, 2018, two customers accounted for approximately 17% of the balance in receivables from brokerage clients, net in the consolidated statement of financial condition.

Operating leases

We have non-cancelable operating leases for office space. Future minimum commitments under these operating leases at December 31, 2018 are as follows *(in thousands)*:

2019	$	78,436
2020		70,096
2021		56,407
2022		49,179
2023		41,490
Thereafter		92,221
	$	387,829

Certain leases contain provisions for renewal options and escalation clauses based on increases in certain costs incurred by the lessor. See Note 15 for a discussion of rent with related parties.

NOTE 11 – Legal Proceedings

Our company is named in and subject to various proceedings and claims arising primarily from our securities business activities, including lawsuits, arbitration claims, class actions, and regulatory matters. Some of these claims seek substantial compensatory, punitive, or indeterminate damages. Our company is also involved in other reviews, investigations, and proceedings by governmental and self-regulatory organizations regarding our business, which may result in adverse judgments, settlements, fines, penalties, injunctions, and other relief. We are contesting allegations in these claims, and we believe that there are meritorious defenses in each of these lawsuits, arbitrations, and regulatory investigations. In view of the number and diversity of claims against our company, the number of jurisdictions in which litigation is pending, and the inherent difficulty of predicting the outcome of litigation and other claims, we cannot state with certainty what the eventual outcome of pending litigation or other claims will be.

We have established reserves for potential losses that are probable and reasonably estimable that may result from pending and potential legal actions, investigations, and regulatory proceedings. In many cases, however, it is inherently difficult to determine whether any loss is probable or reasonably possible or to estimate the amount or range of any potential loss, particularly where proceedings may be in relatively early stages or where plaintiffs are seeking substantial or indeterminate damages. Matters frequently need to be more developed before a loss or range of loss can reasonably be estimated.

In our opinion, based on currently available information, review with outside legal counsel, and consideration of amounts provided for in our consolidated statement of financial condition with respect to these matters the ultimate resolution of these matters will not have a material adverse impact on our financial position. For matters where a reserve has not been established and for which we believe a loss is reasonably possible, as well as for matters where a reserve has been recorded but for which an exposure to loss in excess of the amount accrued is reasonably possible, based on currently available information, we believe that such losses will not have a material effect on our consolidated statement of financial condition.

NOTE 12 – Regulatory and Capital Requirements

We operate in a highly regulated environment and are subject to capital requirements, which may limit distributions to our Parent. Distributions are subject to net capital rules. A broker-dealer that fails to comply with the Security and Exchange Commission's ("SEC") Uniform Net Capital Rule (Rule 15c3-1) may be subject to disciplinary actions by the SEC and self-regulatory organizations, such as FINRA, including censures, fines, suspension, or expulsion. We have chosen to calculate our net capital under the alternative method, which prescribes that our net capital shall not be less than the greater of $1.0 million, or two percent of aggregate debit balances (primarily receivables from customers) computed in accordance with the SEC's Customer Protection Rule (Rule 15c3-3). At December 31, 2018, we had net capital of $342.7 million, which was 20.9% of aggregate debit items and $310.0 million in excess of our minimum required net capital.

NOTE 13 – Employee Incentive, Deferred Compensation and Retirement Plans

Our employees participate in the Stifel Financial Corp. Wealth Accumulation Plan, as restated, (the "Wealth Accumulation Plan"). The Wealth Accumulation Plan provides for the granting of stock options, stock appreciation rights, restricted stock, performance awards, stock units, and debentures to our employees. Awards are granted at market value at the date of grant. The awards generally vest ratably over a three- to ten-year vesting period. In addition, our employees participate in a defined contribution plan sponsored by the Parent.

All stock-based compensation plans are administered by the Compensation Committee of the Board of Directors of the Parent, which has the authority to interpret the plans, determine to whom awards may be granted under the plans, and determine the terms of each award.

Deferred Compensation Plans

The Wealth Accumulation Plan is provided to certain revenue producers, officers, and key administrative employees, whereby a certain percentage of their incentive compensation is deferred as defined by the Wealth Accumulation Plan into stock units and debentures of the Parent. Participants may elect to defer a portion of their incentive compensation. Deferred awards generally vest over a one- to ten-year period and are distributable upon vesting or at future specified dates. Deferred compensation costs are amortized on a straight-line basis over the vesting period. Elective deferrals are 100% vested.

Additionally, the Wealth Accumulation Plan allows our financial advisors, who achieve certain levels of production, the option to defer a certain percentage of their gross commissions. As stipulated by the Wealth Accumulation Plan, the financial advisors will defer 5% of their gross commissions. The mandatory deferral will be split evenly between company restricted stock units and a company fixed-rate cash debenture. They have the option to defer an additional 1% of gross commissions into company stock units with a 25% matching contribution.

In addition, certain financial advisors, upon joining our company, may receive stock units of the Parent in lieu of transition cash payments. Deferred compensation related to these awards generally vest over a one to eight-year period. Deferred compensation costs are generally amortized on a straight-line basis over the deferral period.

Employee Profit Sharing Plan

Eligible employees of our company who have met certain service requirements may participate in the Stifel Financial Corp. Profit Sharing 401(k) Plan (the "Profit Sharing Plan"). Employees are permitted within limitations imposed by tax law to make pre-tax contributions to the Profit Sharing Plan. We may match certain employee contributions or make additional contributions to the Profit Sharing Plan at the discretion of the Parent.

NOTE 14 – Off-Balance Sheet Credit Risk

In the normal course of business, we execute, settle, and finance customer and proprietary securities transactions. These activities expose our company to off-balance sheet risk in the event that customers or other parties fail to satisfy their obligations.

In accordance with industry practice, securities transactions generally settle within two business days after trade date. Should a customer or broker fail to deliver cash or securities as agreed, we may be required to purchase or sell securities at unfavorable market prices.

We enter into securities transactions that involve forward settlement. Gains or losses on these transactions are recognized on a trade date basis. Securities transactions involving longer settlements give rise to market risk. Our exposure to market risk is influenced by many factors, including market volatility, changes in interest rates, and type and size of the individual security.

We borrow and lend securities to facilitate the settlement process and finance transactions, utilizing customer margin securities held as collateral. We monitor the adequacy of collateral levels on a daily basis. We periodically borrow from banks on a collateralized basis utilizing firm and customer margin securities in compliance with SEC rules. Should the counterparty fail to return customer securities pledged, we are subject to the risk of acquiring the securities at prevailing market prices in order to satisfy our customer obligations. We control our exposure to credit risk by continually monitoring our counterparties' positions, and where deemed necessary, we may require a deposit of additional collateral and/or a reduction or diversification of positions. Our company sells securities it does not currently own (short sales) and is obligated to subsequently purchase such securities at prevailing market prices. We are exposed to risk of loss if securities prices increase prior to closing the transactions. We control our exposure to price risk from short sales through daily review and setting position and trading limits. We manage our risks associated with the aforementioned transactions through position and credit limits, and the continuous monitoring of collateral. Additional collateral is required from customers and other counterparties when appropriate.

We have accepted collateral in connection with resale agreements, securities borrowed transactions, and customer margin loans. Under many agreements, we are permitted to sell or repledge these securities held as collateral and use these securities to enter into securities lending arrangements or to deliver to counterparties to cover short positions. At December 31, 2018, the fair value of securities accepted as collateral where we are permitted to sell or repledge the securities was $2.4 billion and the fair value of the collateral that had been sold or repledged was $535.4 million.

NOTE 15 – Related Party Transactions

We have a sweep arrangement with SB&T and Stifel Bank, (collectively, "bank subsidiaries"), wholly-owned subsidiaries of the Parent, whereby a portion of available funds in customer brokerage accounts are automatically transferred by our company into money market deposit accounts, of which the bank subsidiaries retain a portion as deposits. The bank subsidiaries held $15.2 billion of our brokerage clients' deposits at December 31, 2018.

SB&T offers a loan product exclusively to our customers and clients called the Stifel Pledged Asset ("SPA") program. We have entered into an Agreement with Stifel Bank, whereby they pay a referral fee for SPA loans brought to them by our financial advisors.

We serve as a carrying broker-dealer and clear security transactions on a fully disclosed basis for several of our affiliates. These affiliates include Keefe, Bruyette & Woods, Inc., Stifel Nicolaus Europe Limited, and Century Securities Associates, Inc. At December 31, 2018 amounts due to affiliates for these services was $53.7 million and is included in payables to brokers, dealers and clearing organizations in the statement of financial condition.

At December 31, 2018, the amount due from the Parent of $5.4 million primarily related to income taxes. At December 31, 2018, the amount due from affiliates was $8.6 million. Amounts owed our company primarily consist of operating expenses that were paid on behalf of affiliates and are included in due from Parent and affiliates, net in the statement of financial condition.

At December 31, 2018, amounts due to Parent primarily consist of stock-based compensation that is paid upon conversion of stock units. The amount due to Parent at December 31, 2018 was $115.3 million. Due to affiliates of $11.2 million at December 31, 2018 consists primarily of operating expenses that were paid on our company's behalf by certain affiliates. These payables are included in due to Parent and affiliates, net in the statement of financial condition.

We have a committed, secured Credit Agreement with SB&T. At December 31, 2018, we had no advances on our revolving credit facility and were in compliance with all covenants. See Note 7 for further discussion of our short-term borrowings.

We have an intercompany loan with the Parent, at a rate equal to the Prime Rate plus 0.25%. Our peak borrowing on the intercompany loan was $188.0 million during the year ended December 31, 2018. There was no outstanding balance on the loan at December 31, 2018.

During the year ended December 31, 2018, our Board of Directors authorized and we paid dividends of $65.0 million to the Parent.

NOTE 16 – Income Taxes

The tax effect of temporary differences and carryforwards that comprise significant portions of deferred tax assets as of December 31, 2018 *(in thousands)*:

Deferred tax assets:		
Deferred compensation	$	67,934
Accrued expenses		8,962
Receivable reserves		2,569
Net operating loss carryforwards		1,054
Other		210
	$	80,729
Deferred tax liabilities:		
Goodwill and other intangibles		(21,281)
Prepaid expenses		(1,917)
Unrealized loss on investments		(368)
		(23,566)
Net deferred tax asset	$	**57,163**

We believe the realization of the net deferred tax asset is more likely than not based upon anticipated future taxable income. Our net deferred tax asset at December 31, 2018 includes net operating loss carryforwards of $17.3 million, which expire between 2021 and 2037.

The current state income tax receivable, included in other assets, is $1.0 million as of December 31, 2018. Federal income tax payments are made on our behalf by the Parent. See Note 15 for further discussion of related party transactions.

We are included in the consolidated federal and certain state income tax returns filed by the Parent. We file separate income tax returns in certain local jurisdictions. Certain consolidated state returns are not subject to examination by tax authorities for taxable years before 2010.

NOTE 17 – Variable Interest Entities

We have formed several non-consolidated investment funds with third-party investors that are typically organized as limited liability companies ("LLCs") or limited partnerships. These partnerships and LLCs have net assets of $231.8 million at December 31, 2018. For those funds where we act as the general partner, our company's economic interest is generally limited to management fee arrangements as stipulated by the fund operating agreements. We have generally provided the third-party investors with rights to terminate the funds or to remove us as the general partner. Our direct investment interest in these entities is insignificant at December 31, 2018.

For the entities noted above that were determined to be VIEs, we have concluded that we are not the primary beneficiary and therefore are not required to consolidate these entities. Additionally, for certain other entities we reviewed other relevant accounting guidance, which states the general partner in a limited partnership is presumed to control that limited partnership. The presumption may be overcome if the limited partners have either: (1) the substantive ability to dissolve the limited partnership or otherwise remove the general partner without cause, or (2) substantive participating rights, which provide the limited partners with the ability to effectively participate in significant decisions that would be expected to be made in the ordinary course of the limited partnership's business and thereby preclude the general partner from exercising unilateral control over the partnership. If the criteria are not met, the consolidation of the partnership or limited liability company is required. Based on our evaluation of these entities, we determined that these entities do not require consolidation.

NOTE 18 – Subsequent Events

We evaluate subsequent events that have occurred after the statement of financial condition date but before the financial statements were available to be issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence about conditions that existed at the date of the statement of financial condition, including the estimates inherent in the process of preparing financial statements, and (2) non-recognized, or those that provide evidence about conditions that did not exist at the date of the statement of financial condition but arose after that date. We have evaluated subsequent events through February 28, 2019, the date the accompanying consolidated statement of financial condition was issued. Based on the evaluation, we did not identify any recognized subsequent events that would have required adjustment to the consolidated statement of financial condition; however, we identified the following non-recognized event:

Dividends to Stifel Financial Corp.

During 2019, our Board of Directors authorized and we paid dividends of $30.0 million to the Parent.

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